UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

MAGELLAN PETROLEUM CORPORATION
(Name of Subject Company (Issuer))

STRATEX OIL & GAS HOLDINGS, INC.
 (Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

559091301
 (CUSIP Number of Class of Securities)

Stephen Funk, CEO
Stratex Oil & Gas Holdings, Inc.
30 Echo Lake Road, Watertown, CT 06795
860-417-2465

 (Name, Address and Telephone Numbers of Person Authorized to Receive
 Notices and Communications on Behalf of Filing Persons)

Copies to:
Mitchell Lampert, Esq.
Meister, Seelig & Fein LLP
140 East 45th Street
New York, New York 10017
(212) 655-3575

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable
*A filing fee is not required in connection with this filing as it relates solely to the preliminary communications made before commencement of a tender offer

☐ Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not applicable

☑    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Stratex Announces Offer to Acquire Magellan Petroleum

Watertown, CT, August 28, 2012 (GLOBE NEWSWIRE) – Stratex Oil & Gas Holdings, Inc. (OTCQB:STTX) (“Stratex”), today announced that it has made an offer to acquire Magellan Petroleum (NASDAQ: MPET) for $2.30 per share in cash and stock. The offer was made in a letter to Magellan’s CEO with a copy to the Board of Directors yesterday after the CEOs of the two companies had previously discussed Stratex’s interest in acquiring Magellan, but had failed to come to any definitive understanding.

At $2.30 per share, the offer provides a 137% premium to Magellan’s shareholders based on Friday’s closing price of $.97 and is 34% above Magellan’s 52-week high of $1.72. The total value of the transaction is approximately $124 million dollars.  Stratex is fully committed to pursuing this transaction, and has secured committed financing to complete the cash portion of the offer.

Stratex management believes the value of Magellan’s assets has not been realized in the public markets. Stratex management has many years of experience dealing with the financial community and strongly believes that a combination of the two companies will increase access and visibility in the financial markets and unlock substantial value for shareholders of both companies.

 Stephen Funk, CEO of Stratex added: “We are excited about the increased acreage and production plus the growth potential and synergies that could be realized from this accretive transaction.  Bringing together the complementary skills and strengths of both management teams would greatly benefit both Magellan and Stratex shareholders.  We are confident that the Stratex/Magellan combination will create greater value than the two entities could each achieve separately.

To receive timely information on Stratex Oil & Gas Holdings’ when it hits the newswire, sign up for Stratex's email news alert system at: http://ir.stockpr.com/stratex/email-alerts

About Stratex Oil & Gas Holdings, Inc.

Stratex is an independent energy company focused on the exploration, acquisition, and production of crude oil in the Bakken and Three Forks formations in North Dakota and Montana. It’s oil and natural gas operations are primarily concentrated in two Rocky Mountain basins, the Williston Basin of North Dakota and Montana, and the Green River Basin of Wyoming. Stratex’s corporate strategy is to internally identify prospects, acquire lands encompassing those prospects, and evaluate those prospects using subsurface geology, geophysical data, and exploratory drilling.  Using this strategy, Stratex has developed an oil portfolio of proven reserves, as well as development and exploratory drilling opportunities on high potential oil prospects.

Stratex’s core operating areas are the Williston Basin in North Dakota and Montana, and the and the Denver-Julesburg Basin in Colorado.  In the Williston Basin, Stratex focuses on oil production from multiple zones including the Bakken Shale and Three Forks Sanish Formations. In the Denver-Julesberg Basin Stratex focuses on the Niobrara Formations.

ADDITIONAL INFORMATION

This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any securities of Magellan Petroleum Corporation (“Magellan”). The solicitation and offer to buy shares of Magellan common stock will only be made pursuant to an offer to purchase and related materials.  No tender offer for the shares of Magellan common stock has commenced at this time.  In connection with the proposed transaction, Stratex Oil & Gas Holdings, Inc. (the “Company”) may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”).  Any definitive tender offer documents will be mailed to stockholders of Magellan.  INVESTORS AND SECURITY HOLDERS OF MAGELLAN ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by the Company through the web site maintained by the SEC at http://www.sec.gov.  In connection with the proposed transaction, the Company may file a proxy statement with the SEC.  Any definitive proxy statement will be mailed to stockholders of Magellan.  INVESTORS AND SECURITY HOLDERS OF MAGELLAN ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by the Company through the web site maintained by the SEC at http://www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS

The Company and certain of its respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Report on Form 8-K dated July 6, 2012, which was filed with the SEC on July 12, 2012, as amended July 13, 2012.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

FORWARD-LOOKING STATEMENTS

All statements included or incorporated by reference in this communication other than statements or characterizations of historical fact, are forward-looking statements.  These forward-looking statements are based on our current expectations, estimates and projections about our business and industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change.  Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “could”, “potential”, “continue”, “ongoing”, similar expressions, and variations or negatives of these words.

These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.  Important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition include the possibility that the Company will not pursue a transaction with Magellan and the risk factors discussed in our Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q and other SEC filings.  The forward-looking statements in this communication speak only as of the date of this filing.  We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.